January 29, 2025

Alexander Karavaev
Chief Financial Officer
GDEV Inc.
55 Griva Digeni
3101, Limassol
Cyprus

        Re: GDEV Inc.
            Form 20-F for the Fiscal Year Ended December 31, 2023
            File No. 001-40758
Dear Alexander Karavaev:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   J. David Stewart